Exhibit 99

April 22, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

It is hereby informed that, a penalty of Rs.0.76 crore has been imposed on the Bank by GST Officer, Delhi for matter/s mentioned in the below table.

The details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations are as follows:

Sr. no	Particulars	Details
1.	Name of the authority	GST Officer, Delhi.
2.	Period Involved	F.Y. 2018-19
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Disallowance of input tax credit -Order passed under section 73 (9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	20-04-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs.15.42 crore (includes tax, interest and penalty)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary